Simpson Thacher & Bartlett llp
2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

March 26, 2021

Charlie Guidry

Lilyanna Peyser

Suying Li

Joel Parker

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Experience Investment Corp. - Registration Statement on Form S-4 (333-252529)

Ladies and Gentlemen:

On behalf of Experience Investment Corp. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on January 29, 2021, Amendment No. 1 to the Registration Statement filed on March 10, 2021 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed on March 26, 2021 (“Amendment No. 2”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comments in its letter, dated March 24, 2021, relating to Amendment No. 1 (the “comment letter”). The Company has filed Amendment No. 2 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

New York	BEIJING	HONG KONG	Houston	LONDON	Los Angeles	SÃO PAULO	TOKYO	Washington, D.C.

Form S-4/A filed on March 10, 2021

Risk Factors

The EIC charter that will be effective following the completion. . . ., page 74

1.	Please revise to state that the exclusive forum provision provides that the federal district courts are the exclusive forum for claims arising under the Securities Act, and that there is uncertainty as to whether a court would enforce such provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74-75.

Background of the Transactions, page 90

2.	We note your revised disclosure in response to prior comment 9. Please further revise to explain why the EIC board determined that the Blade transaction was superior to the five potential targets to whom EIC submitted indications of interest or letters of intent.

In response to the Staff’s comment, the Company has revised its disclosure on page 91.

Blade’s Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Metric, page 196

3.	We note that your seats flown-all flights metric for the three months ended December 31, 2020 decreased 60% yet your revenue for the same period increased 53%. Please revise your disclosure to discuss how this metric relates to your performance.

In response to the Staff’s comment, the Company has revised its disclosure on page 197.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:	Charlie Martin, Chief Financial Officer
Experience Investment Corp.

Karen Garnett
Proskauer Rose LLP